SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 23 October 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




BP p.l.c.
Group Results
Third Quarter 2007



                                                          London 23 October 2007



                             FOR IMMEDIATE RELEASE




    Third     Second      Third
  Quarter    Quarter    Quarter                                                    Nine Months
     2006       2007       2007  $ million                                    2007       2006         %

      ==========================                                               =========================
    6,231      7,376      4,406  Profit for the period*                    16,446     19,120
      744     (1,289)      (539) Inventory holding (gains) losses          (2,131)      (762)
      --------------------------                                               -------------------------

    6,975      6,087      3,867  Replacement cost profit                   14,315     18,358       (22)
      ==========================                                               =========================

    18.76      15.96       9.94  - per ordinary share (pence)               37.44      50.01
    35.08      31.67      20.34  - per ordinary share (cents)               74.51      91.02       (18)
     2.10       1.90       1.22  - per ADS (dollars)                         4.47       5.46
      ==========================                                               =========================

- BP's third-quarter replacement cost profit was $3,867 million, compared with $6,975 million a year ago, a decrease of 45%. For the nine months, replacement cost profit was $14,315 million compared with $18,358 million, down 22%.



- The third-quarter result included a net non-operating loss of $346 million compared with a net non-operating gain of $1,225 million in the third quarter of 2006. For the nine months, the net non-operating gain was $758 million compared with a net non-operating gain of $1,214 million for the first nine months of 2006.



- Net cash provided by operating activities for the quarter and nine months was $6.4 billion and $20.4 billion respectively compared with $5.1 billion and $23.2 billion a year ago.



- The effective tax rate on replacement cost profit from continuing operations for the third quarter was 35% compared with 40% a year ago. For the nine months, the rate was 35% compared with 37% in the equivalent period of 2006.



- Net debt at the end of the quarter was $22.8 billion. The ratio of net debt to net debt plus equity was 20% compared with 16% a year ago.



- Capital expenditure, excluding acquisitions and asset exchanges, was $4.6 billion for the quarter and for the nine months was $12.6 billion. Total capital expenditure and acquisitions was $4.6 billion for the quarter and $14 billion for the nine months. The nine months included $1.1 billion in respect of the acquisition of Chevron's Netherlands manufacturing company. Disposal proceeds were $0.2 billion for the quarter and were $3.9 billion for the nine months.



- The quarterly dividend, to be paid in December, is 10.825 cents per share ($0.6495 per ADS) compared with 9.825 cents per share a year ago. For the nine months, the dividend showed an increase of 10%. In sterling terms, the quarterly dividend is 5.308 pence per share, compared with 5.241 pence per share a year ago; for the nine months the decrease was less than 1%. During the quarter, the company repurchased 128 million of its own shares for cancellation at a cost of $1.5 billion. For the nine months, share repurchases were 542 million at a cost of $6.0 billion.



- Information on fair value accounting effects in relation to Refining and Marketing and Gas, Power and Renewables is set out on page 10.



*  Profit attributable to BP shareholders.





The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.





             Analysis of Replacement Cost Profit and Reconciliation
                 ---------------------------------------------
                            to Profit for the Period
                               ------------------


      Third       Second        Third
    Quarter      Quarter      Quarter                                                       Nine Months
       2006         2007         2007  $ million                                             2007       2006

       ===============================                                                     =================
      9,935        6,893        6,343  Exploration and Production                         19,279     24,584
      1,503        2,740          376  Refining and Marketing                              3,954      4,971
        152          190          (57) Gas, Power and Renewables                             339        906
       (261)        (164)        (451) Other businesses and corporate                       (731)      (671)
        440          (69)          59  Consolidation adjustments                              73        155
       -------------------------------                                                     -----------------
     11,769        9,590        6,270  RC profit before interest and tax                  22,914     29,945
       -------------------------------                                                     -----------------

       (117)        (155)        (173) Finance costs and other finance income               (499)      (367)
     (4,614)      (3,283)      (2,158) Taxation                                           (7,881)   (10,984)
        (63)         (65)         (72) Minority interest                                    (219)      (211)
       -------------------------------                                                     -----------------
                                       RC profit from continuing operations
      6,975        6,087        3,867    attributable to BP shareholders(a)               14,315     18,383
       ===============================                                                     =================

                                       Inventory holding gains (losses) for
       (744)       1,289          539    continuing operations                              2,131       762
       -------------------------------                                                     -----------------
                                       Profit for the period from continuing
                                         operations attributable to
      6,231        7,376        4,406    BP shareholders                                  16,446     19,145
                                       Profit (loss) for the period from Innovene
          -            -            -    operations(b)                                         -        (25)
       -------------------------------                                                     -----------------
                                       Profit for the period attributable to
      6,231        7,376        4,406    BP shareholders                                  16,446     19,120
       ===============================                                                     =================

                                       RC profit from continuing operations
                                       attributable
      6,975        6,087        3,867    to BP shareholders                               14,315     18,383
          -            -            -  RC profit (loss) from Innovene operations               -        (25)
       -------------------------------                                                     -----------------
      6,975        6,087        3,867  Replacement cost profit                            14,315     18,358
       ===============================                                                     =================



(a)Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure.

(b)See further detail in Note 2.





                      Results include Non-operating Items
                         ------------------------------


     Third      Second         Third
   Quarter     Quarter       Quarter                                                      Nine Months
      2006        2007          2007  $ million                                            2007      2006

     ================================                                                    =================
     2,466         399            22  Exploration and Production                          1,169     2,559
      (431)        767          (344) Refining and Marketing                                194      (331)
       (85)        (36)           (8) Gas, Power and Renewables                             (35)      (34)
        78           7          (205) Other businesses and corporate                       (164)      113
     --------------------------------                                                    -----------------
     2,028       1,137          (535)                                                     1,164     2,307
      (803)       (396)          189  Taxation(a)                                          (406)     (902)
     --------------------------------                                                    -----------------
     1,225         741          (346) Continuing operations                                 758     1,405
     --------------------------------                                                    -----------------

         -           -             -  Innovene operations                                     -      (184)
         -           -             -  Taxation                                                -        (7)
     --------------------------------                                                    -----------------
     1,225         741          (346) Total for all operations                              758     1,214
     ================================                                                    =================



An analysis of non-operating items by type is provided on page 21.



(a)Tax on non-operating items is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.





                               Per Share Amounts
                                ----------------


      Third       Second        Third
    Quarter      Quarter      Quarter                                                   Nine Months
       2006          2007        2007                                                    2007         2006
      ================================                                               =====================
                                       Results for the period ($m)
      6,231        7,376        4,406  Profit(a)                                      16,446       19,120
      6,975        6,087        3,867  Replacement cost profit                        14,315       18,358
      --------------------------------                                               ---------------------

                                       Shares in issue at period end
 19,815,830   19,133,973   19,019,579    (thousand)(b)                            19,019,579   19,815,830
  3,302,638    3,188,996    3,169,930  - ADS equivalent (thousand)(b)              3,169,930    3,302,638
                                       Average number of shares outstanding
 19,818,106   19,186,461   19,061,853    (thousand)(b)                            19,209,757   20,167,945
  3,303,018    3,197,744    3,176,976  - ADS equivalent (thousand)(b)              3,201,626    3,361,324
                                       Shares repurchased in the period
    299,155      175,806      128,253    (thousand)                                  541,975    1,023,978

                                       Per ordinary share (cents)
      31.46        38.37        23.18  Profit for the period                           85.61        94.80
      35.08        31.67        20.34  RC profit for the period                        74.51        91.02

                                       Per ADS (cents)
     188.76       230.22       139.08  Profit for the period                          513.66       568.80
     210.48       190.02       122.04  RC profit for the period                       447.06       546.12
      --------------------------------                                               ---------------------



(a)Profit attributable to BP shareholders.
(b)Excludes treasury shares.





                                   Dividends
                                   ---------



Dividends Payable



BP today announced a dividend of 10.825 cents per ordinary share to be paid in December. Holders of ordinary shares will receive 5.308 pence per share and holders of American Depository Receipts (ADRs) $0.6495 per ADS. The dividend is payable on 3 December to shareholders on the register on 9 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 3 December.



Dividends Paid


       Third      Second         Third
     Quarter     Quarter       Quarter                                                   Nine Months
        2006        2007          2007                                                   2007         2006
       ================================                                              ======================
                                        Dividends paid per ordinary share
       9.825      10.325        10.825    Cents                                        31.475       28.575
       5.324       5.151         5.278    Pence                                        15.687       15.863
       58.95       61.95         64.95  Dividends paid per ADS (cents)                 188.85       171.45
       ================================                                              ======================





                  Net Debt Ratio - Net Debt: Net Debt + Equity
                      -----------------------------------


       Third      Second         Third
     Quarter     Quarter       Quarter                                                   Nine Months
        2006        2007          2007  $ million                                        2007         2006
       ================================                                              ======================
      19,973      23,754        25,245  Gross debt                                     25,245       19,973
       3,199       2,643         2,410  Cash and cash equivalents                       2,410        3,199
       --------------------------------                                              ----------------------
      16,774      21,111        22,835  Net debt                                       22,835       16,774
       ================================                                              ======================
      85,070      89,423        91,494  Equity                                         91,494       85,070
          16%        19%            20% Net debt ratio                                     20%          16%
       ================================                                              ======================





                           Exploration and Production
                             ----------------------


       Third      Second         Third
     Quarter     Quarter       Quarter                                                   Nine Months
        2006        2007          2007  $ million                                        2007        2006
       ================================                                                 =================
       9,929       6,894         6,347  Profit before interest and tax(a)              19,295     24,572
           6          (1)           (4) Inventory holding (gains) losses                  (16)        12
       --------------------------------                                                 -----------------
                                        Replacement cost profit before interest
       9,935       6,893         6,343    and tax                                      19,279     24,584
       ================================                                                 =================

                                        By region:
       1,306       1,113           703  UK                                              2,878      4,305
         264         183           221  Rest of Europe                                  1,124        960
       3,827       2,038         1,843  US                                              5,533      8,392
       4,538       3,559         3,576  Rest of World                                   9,744     10,927
       --------------------------------                                                 -----------------
       9,935       6,893         6,343                                                 19,279     24,584
       ================================                                                 =================

                                        Results include:
                                        Non-operating items
         540         187            33  UK                                                365        532
         (27)         (2)            7  Rest of Europe                                    538         56
       2,016         177           (15) US                                                154      2,027
         (63)         37            (3) Rest of World                                     112        (56)
       --------------------------------                                                 -----------------
       2,466         399            22                                                  1,169      2,559
       ================================                                                 =================

                                        Exploration expense
           7           7             2  UK                                                 29         14
           -           -             -  Rest of Europe                                      -          -
         188          54            60  US                                                191        309
         156          94           182  Rest of World                                     335        314
       --------------------------------                                                 -----------------
         351         155           244                                                    555        637
       ================================                                                 =================

                                        Production (net of royalties)(b)
                                        Liquids (mb/d) (net of royalties)(c)
         213         218           151  UK                                                202        258
          58          43            52  Rest of Europe                                     52         63
         523         532           475  US                                                510        551
       1,628       1,656         1,614  Rest of World                                   1,632      1,623
       --------------------------------                                                 -----------------
       2,422       2,449         2,292                                                  2,396      2,495
       ================================                                                 =================

                                        Natural gas (mmcf/d) (net of royalties)
         754         731           582  UK                                                739        952
         100          22            26  Rest of Europe                                     30         92
       2,332       2,165         2,186  US                                              2,171      2,436
       4,900       4,941         5,085  Rest of World                                   5,138      4,991
       --------------------------------                                                 -----------------
       8,086       7,859         7,879                                                  8,078      8,471
       ================================                                                 =================

                                        Total hydrocarbons (mboe/d)(d)
         343         344           251  UK                                                329        422
          75          47            57  Rest of Europe                                     57         78
         925         905           851  US                                                885        971
       2,473       2,508         2,492  Rest of World                                   2,517      2,483
       --------------------------------                                                 -----------------
       3,816       3,804         3,651                                                  3,788      3,954
       ================================                                                 =================
                                        Average realizations(e)
       64.15       62.58         71.12  Total liquids ($/bbl)                           62.00      60.91
        4.49        4.45          3.93  Natural gas ($/mcf)                              4.42       4.83
       45.47       44.97         46.36  Total hydrocarbons ($/boe)                      44.05      44.74
       ================================                                                 =================

(a)Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
(b)Includes BP's share of production of equity-accounted entities.
(c)Crude oil and natural gas liquids.
(d)Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(f)Because of rounding, some totals may not agree exactly with the sum of their component parts.





                           Exploration and Production
                             ----------------------



The replacement cost profit before interest and tax for the third quarter was $6,343 million, a decrease of 36% from the third quarter of 2006. The result benefited from higher liquids realizations, but was impacted by lower gas realizations, lower reported volumes and higher costs. In addition, the result was lower due to the absence of significant gains from non-operating items in the third quarter of 2006 (see below) and the absence of disposal gains in equity-accounted entities, primarily the $892 million gain on TNK-BP's disposal of the Urdmurtneft assets.



The net non-operating gain in the third quarter of 2007 was $22 million which included gains on the sale of assets and fair value gains on embedded derivatives relating to North Sea gas contracts, partially offset by an impairment charge relating to a gas plant in the US. This compares with a net non-operating gain of $2,466 million in the third quarter of 2006, which was primarily comprised of disposal gains.



The replacement cost profit before interest and tax of $19,279 million for the first nine months represents a decrease of 22% over the same period of the previous year. This result was impacted by lower gas realizations as well as lower reported volumes and higher costs, reflecting sector-specific inflation, increased integrity spend and higher depreciation charges. The nine-months result included a net non-operating gain of $1,169 million compared with a net non-operating gain of $2,559 million in the equivalent period of 2006.



Reported production for the third quarter and the first nine months was 3,651mboe/d and 3,788mboe/d respectively, 4% lower than in the equivalent periods of 2006. After adjusting for the effect of disposals, entitlement changes in our production-sharing agreements and the impact of the CATS pipeline incident in the North Sea, production in both the third quarter and the first nine months was broadly flat compared with 2006. Full year production in 2007 is expected to be in the range of 3.8 to 3.9mmboe/d, in line with the guidance provided earlier in the year.



During the quarter, we were the highest bidder for 91 blocks in the Western Gulf of Mexico lease sale and we were awarded two new exploration licences in Colombia. Additionally, in early October we participated in the Central Gulf of Mexico lease sale, where we were highest bidder for 83 blocks.



Our major projects are progressing well. In October, we had first oil from Greater Plutonio in Angola, where BP holds a 50% working interest. In the Gulf of Mexico we have started commissioning the Atlantis field.





                             Refining and Marketing
                              -------------------


    Third      Second        Third
  Quarter     Quarter      Quarter                                                       Nine Months
     2006        2007         2007  $ million                                           2007        2006
     ==============================                                                     =================
      717       3,981          936  Profit before interest and tax(a)                  6,046       5,747
      786      (1,241)        (560) Inventory holding (gains) losses                  (2,092)       (776)
     ------------------------------                                                     -----------------
                                    Replacement cost profit before
    1,503       2,740          376    interest and tax                                 3,954       4,971
     ==============================                                                     =================
                                    By region:
      138         963           22  UK                                                   975         161
      765         584          492  Rest of Europe                                     1,374       1,913
      388         964         (527) US                                                   559       1,774
      212         229          389  Rest of World                                      1,046       1,123
     ------------------------------                                                     -----------------
    1,503       2,740          376                                                     3,954       4,971
     ==============================                                                     =================
                                    Results include:
                                    Non-operating items
      (27)        844           (4) UK                                                   677          (8)
      (18)        (44)         (16) Rest of Europe                                       (72)        182
     (264)        170         (316) US                                                  (204)       (614)
     (122)       (203)          (8) Rest of World                                       (207)        109
     ------------------------------                                                     -----------------
     (431)        767         (344)                                                      194        (331)
     ==============================                                                     =================
                                    Refinery throughputs (mb/d)
      200         123            -  UK                                                    90         158
      622         700          735  Rest of Europe                                       691         644
    1,213         996        1,109  US                                                 1,086       1,130
      252         309          304  Rest of World                                        302         268
     ------------------------------                                                     -----------------
    2,287       2,128        2,148  Total throughput                                   2,169       2,200
     ==============================                                                     =================
     82.2        82.7         83.4  Refining availability (%)(b)                        82.6        83.2
     ==============================                                                     =================
                                    Oil sales volumes (mb/d)
                                    Refined products
      370         343          350  UK                                                   343         356
    1,367       1,271        1,329  Rest of Europe                                     1,282       1,331
    1,609       1,579        1,535  US                                                 1,559       1,613
      578         615          641  Rest of World                                        627         575
     ------------------------------                                                     -----------------
    3,924       3,808        3,855  Total marketing sales                              3,811       3,875
    1,911       1,867        1,687  Trading/supply sales                               1,860       1,932
     ------------------------------                                                     -----------------
    5,835       5,675        5,542  Total refined product sales                        5,671       5,807
    1,913       2,161        1,709  Crude oil                                          1,964       2,160
     ------------------------------                                                     -----------------
    7,748       7,836        7,251  Total oil sales                                    7,635       7,967
     ==============================                                                     =================
                                    Global Indicator Refining Margin ($/bbl)(c)
     4.54        7.12         3.82  NWE                                                 5.03        4.40
    11.47       24.46        12.58  USGC                                               15.74       13.36
    11.50       26.05        14.31  Midwest                                            16.02       10.38
    12.30       22.71         6.90  USWC                                               17.22       14.93
     3.58        6.01         4.52  Singapore                                           5.12        4.65
     8.40       16.66         8.05  BP Average                                         11.38        9.09
     ==============================                                                     =================
                                    Chemicals production (kte)
      230         246          237  UK                                                   739         831
      776         655          587  Rest of Europe                                     1,990       2,359
      883       1,047        1,117  US                                                 3,240       2,488
    1,682       1,497        1,569  Rest of World                                      4,586       5,097
     ------------------------------                                                     -----------------
    3,571       3,445        3,510  Total production                                  10,555      10,775
     ==============================                                                     =================



(a)Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
(b)Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During 2006, there was planned maintenance of a substantial part of the Texas City refinery.
(c)The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.





                             Refining and Marketing
                              -------------------



The replacement cost profit before interest and tax for the third quarter and nine months was $376 million and $3,954 million respectively. The results in the equivalent periods of 2006 were $1,503 million and $4,971 million respectively.



The third-quarter result included a net non-operating charge of $344 million which was primarily comprised of charges in respect of new, and revisions to existing, provisions. The nine-months result included a net non-operating gain of $194 million.



Compared with the third quarter of 2006, realized refining margins were lower due to the effects of narrowing light heavy crude differentials, particularly in the US. Marketing margins remained robust although they were lower than the exceptionally strong margins of a year ago. Relative to 2006, both refining and marketing margins were stronger in the first nine months of 2007. Compared with the equivalent periods of 2006, both the current quarter and nine-months results reflected the adverse impact of operational issues, particularly at the Whiting refinery, and scheduled turnarounds, along with reduced supply optimization benefits and higher integrity and repair costs.



Information on fair value accounting effects is set out on page 10.



Refining throughputs for the quarter and nine months were 2,148mb/d and 2,169mb/ d respectively, compared with 2,287mb/d and 2,200mb/d for the same periods last year. The lower throughputs were mainly due to the disposal of Coryton refinery on 31 May 2007 and lower availability at the Whiting refinery, partially offset by the benefits of the ongoing recommissioning at the Texas City refinery and the acquisition of the remaining interests in the Rotterdam refinery.



Marketing sales were 3,855mb/d for the quarter and 3,811mb/d for the nine months, slightly lower than the comparative periods in the previous year, mainly due to lower European heating oil demand as a result of milder weather.



Refining availability, at 83.4%, improved for the third successive quarter. We continue to make progress in the recommissioning of both the Texas City and Whiting refineries. In line with our prior guidance, by the end of the fourth quarter of 2007 we expect available production capacity to reach 400mb/d and 300mb/d at Texas City and Whiting respectively, with sour crude processing having resumed at Whiting. We expect to restore both refineries to their full crude capacity and flexibility in the first half of 2008.





                           Gas, Power and Renewables
                            -----------------------


     Third      Second       Third
   Quarter     Quarter     Quarter                                                        Nine Months
      2006        2007        2007  $ million                                             2007       2006
      =============================                                                       ================
       152         235         (71) Profit before interest and tax(a)                      370        853
          -       (45)           14 Inventory holding (gains) losses                       (31)        53
      -----------------------------                                                       ----------------
                                    Replacement cost profit before interest
       152         190         (57)   and tax                                              339        906
      =============================                                                       ================
                                    By region:
      (46)        (38)         (85) UK                                                     (75)        70
       (17)        (8)         (37) Rest of Europe                                         (38)       (20)
       150         102         (23) US                                                     105        578
        65         134          88  Rest of World                                          347        278
      -----------------------------                                                       ----------------
       152         190         (57)                                                        339        906
      =============================                                                       ================
                                    Results include:
                                    Non-operating items
      (20)        (38)         (12) UK                                                     (43)        32
         -           -           -  Rest of Europe                                           -          -
         5           1           4  US                                                       6           4
       (70)          1           -  Rest of World                                            2        (70)
      -----------------------------                                                       ----------------
       (85)       (36)          (8)                                                        (35)       (34)
      =============================                                                       ================



(a)Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.



The replacement cost loss before interest and tax for the third quarter was $57 million compared with a profit of $152 million in the same period of 2006. The replacement cost profit before interest and tax for the nine months was $339 million compared with $906 million in the same period of 2006. Included in the result for the quarter was a net charge for non-operating items of $8 million primarily arising from fair value losses on embedded derivatives related to long-term gas contracts. The corresponding quarter of 2006 included a net non-operating charge of $85 million.



The third-quarter result decreased by more than $200 million over the third quarter of 2006. This reflected a significant reduction in the contribution from the marketing and trading businesses, lower natural gas liquids volumes and higher Alternative Energy expenditure, partly offset by improved margins in the natural gas liquids business and a lower charge related to non-operating items. The nine-months result was lower than the same period in 2006, largely reflecting weaker contributions from the marketing and trading businesses and higher expenditure in the Alternative Energy business.



Information on fair value accounting effects is set out on page 10.





                         Other Businesses and Corporate
                           --------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                            Nine Months
    2006      2007      2007  $ million                                                 2007       2006
    =========================                                                          =================

    (213)     (162)     (462) Profit (loss) before interest and tax(a)                  (739)      (620)
     (48)       (2)       11  Inventory holding (gains) losses                             8        (51)
    -------------------------                                                          -----------------
                              Replacement cost profit (loss) before
    (261)     (164)     (451)   interest and tax                                        (731)      (671)
    =========================                                                          =================

                              By region:
    (327)      (25)      124  UK                                                          53       (548)
       9        (2)      (77) Rest of Europe                                             (58)       (40)
      35      (112)     (359) US                                                        (585)      (106)
      22       (25)     (139) Rest of World                                             (141)        23
    -------------------------                                                          -----------------
    (261)     (164)     (451)                                                           (731)      (671)
    =========================                                                          =================
                              Results include:
                              Non-operating items
     (25)        -         1  UK                                                           1        (25)
      (2)        -       (11) Rest of Europe                                              17         (3)
     105         7      (199) US                                                        (186)       124
       -         -         4  Rest of World                                                4         17
    -------------------------                                                          -----------------
      78         7      (205)                                                           (164)       113
    =========================                                                          =================



(a)Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.





Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The third quarter's result included a net charge of $205 million in respect of non-operating items which was primarily comprised of new, and revisions to existing, provisions.





                  Information on fair value accounting effects
                      -----------------------------------



BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.



IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.



The Gas, Power and Renewables business enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.



The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table below. Information for all quarters of 2005 and 2006 can be found at www.bp.com/FVAE.


   Third    Second     Third
 Quarter   Quarter   Quarter                                                            Nine Months
    2006      2007      2007  $ million                                                 2007       2006
    =========================                                                          =================
                              Refining and Marketing
                              Unrecognized gains (losses) brought forward from
     332       611       274    previous period                                           72        283
     252      (274)     (367) Unrecognized (gains) losses carried forward               (367)       252
    -------------------------                                                          -----------------
                              Favourable/(unfavourable) impact relative to
     584       337       (93)   management's measure of performance                     (295)       535
    =========================                                                          =================

                              Gas, Power and Renewables
                              Unrecognized gains (losses) brought forward from
     376       124       198    previous period                                          155        123
    (399)     (198)     (234) Unrecognized (gains) losses carried forward               (234)      (399)
    -------------------------                                                          -----------------
                              Favourable/(unfavourable) impact relative to
     (23)      (74)      (36)   management's measure of performance                      (79)      (276)
    =========================                                                          =================
     561       263      (129)                                                           (374)       259
    (222)      (92)       46  Taxation(a)                                                134       (116)
    -------------------------                                                          -----------------
     339       171       (83)                                                           (240)       143
    =========================                                                          =================
                              By region
                              Refining and Marketing
     111        83        45  UK                                                         (53)       136
     156        48         2  Rest of Europe                                            (115)       161
     315       174      (142) US                                                        (133)       244
       2        32         2  Rest of World                                                6         (6)
    -------------------------                                                          -----------------
     584       337       (93)                                                           (295)       535
    =========================                                                          =================

                              Gas, Power and Renewables
     (48)       (4)      (22) UK                                                          12        (12)
       -         -         -  Rest of Europe                                               -          -
      14       (71)      (19) US                                                         (96)      (250)
      11         1         5  Rest of World                                                5        (14)
    -------------------------                                                          -----------------
     (23)      (74)      (36)                                                            (79)      (276)
    =========================                                                          =================



(a)Tax is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.



The amounts shown in the table above, in respect of comparative periods for the Refining and Marketing segment, have been revised from those disclosed previously. The revisions reflect changes in the basis for valuation of certain forward supply contracts to be consistent with the method used for other forward supply contracts when calculating management's internal measure of performance. The changes to comparative figures are not material in relation to management's internal measure of the Refining and Marketing segment's performance. The changes have no impact on the results reported under IFRS.









Cautionary Statement: The foregoing discussion contains forward looking statements particularly those regarding production and refining production and capacity. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and quotas; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2006 and our 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.




                       Summarized Group Income Statement

                        -------------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                             Nine Months
    2006      2007      2007                                                             2007      2006

    =========================                                                          =================
          $ million                                                                       $ million
  68,540    71,872    71,334  Sales and other operating revenues (Note 3)             204,513   203,960
                              Earnings from jointly controlled entities - after
   1,878       910       900    interest and tax                                        2,143     3,269
      88       173       204  Earnings from associates - after interest and tax           540       317
     220       128       172  Interest and other revenues                                 533       524
    -------------------------                                                          -----------------
  70,726    73,083    72,610  Total revenues                                          207,729   208,070
   2,276     1,309       228  Gain on sale of businesses and fixed assets               2,217     3,414
    -------------------------                                                          -----------------
  73,002    74,392    72,838  Total revenues and other income                         209,946   211,484

  48,431    49,983    51,810  Purchases                                               144,453   142,677
   6,275     6,276     6,297  Production and manufacturing expenses                    18,325    17,368
   1,202       827       921  Production and similar taxes (Note 4)                     2,495     2,989
   2,194     2,535     2,505  Depreciation, depletion and amortization                  7,559     6,687
                              Impairment and losses on sale of businesses and
     387       455       129    fixed assets                                              807       489
     351       155       244  Exploration expense                                         555       637
   3,630     3,565     4,137  Distribution and administration expenses                 11,159    10,242
    (493)     (283)      (14) Fair value (gain) loss on embedded derivatives             (452)     (312)
    -------------------------                                                          -----------------
                              Profit before interest and taxation from
  11,025    10,879     6,809    continuing operations                                  25,045    30,707
     169       251       262  Finance costs (Note 5)                                      777       513
     (52)      (96)      (89) Other finance income (Note 6)                              (278)     (146)
    -------------------------                                                          -----------------
  10,908    10,724     6,636  Profit before taxation from continuing operations        24,546    30,340
   4,614     3,283     2,158  Taxation                                                  7,881    10,984
    -------------------------                                                          -----------------
   6,294     7,441     4,478  Profit from continuing operations                        16,665    19,356
       -         -         -  Profit (loss) from Innovene operations (Note 2)               -       (25)
    -------------------------                                                          -----------------
   6,294     7,441     4,478  Profit for the period                                    16,665    19,331
    =========================                                                          =================
                              Attributable to:
   6,231     7,376     4,406  BP shareholders                                          16,446    19,120
      63        65        72  Minority interest                                           219       211
    -------------------------                                                          -----------------
   6,294     7,441     4,478                                                           16,665    19,331
    =========================                                                          =================
                              Earnings per share - cents
                              Profit for the period attributable to BP shareholders
   31.46     38.37     23.18  Basic                                                     85.61     94.80
   31.40     38.18     23.07  Diluted                                                   85.19     94.12
                              Profit from continuing operations attributable to
                                BP shareholders
   31.46     38.37     23.18  Basic                                                     85.61     94.93
   31.40     38.18     23.07  Diluted                                                   85.19     94.24





                         Summarized Group Balance Sheet

                          ---------------------------


                                                                            30 September     31 December
                                                                                    2007            2006

                                                                              ===========================
                                                                                    $ million
Non-current assets
Property, plant and equipment                                                     96,934          90,999
Goodwill                                                                          11,138          10,780
Intangible assets                                                                  5,971           5,246
Investments in jointly controlled entities                                        15,350          15,074
Investments in associates                                                          5,994           5,975
Other investments                                                                  1,650           1,697
                                                                              ---------------------------
Fixed assets                                                                     137,037         129,771
Loans                                                                              1,016             817
Other receivables                                                                    979             862
Derivative financial instruments                                                   3,105           3,025
Prepayments and accrued income                                                     1,031           1,034
Defined benefit pension plan surplus                                               7,596           6,753
                                                                              ---------------------------
                                                                                 150,764         142,262
                                                                              ---------------------------
Current assets
Loans                                                                                166             141
Inventories                                                                       21,784          18,915
Trade and other receivables                                                       39,418          38,692
Derivative financial instruments                                                   7,326          10,373
Prepayments and accrued income                                                     3,497           3,006
Current tax receivable                                                               246             544
Cash and cash equivalents                                                          2,410           2,590
                                                                              ---------------------------
                                                                                  74,847          74,261
Assets classified as held for sale                                                     -           1,078
                                                                              ---------------------------
                                                                                  74,847          75,339
                                                                              ---------------------------
Total assets                                                                     225,611         217,601
                                                                              ===========================
Current liabilities
Trade and other payables                                                          42,649          42,236
Derivative financial instruments                                                   6,954           9,424
Accruals and deferred income                                                       6,522           6,147
Finance debt                                                                      12,789          12,924
Current tax payable                                                                2,995           2,635
Provisions                                                                         1,896           1,932
                                                                              ---------------------------
                                                                                  73,805          75,298
Liabilities directly associated with the assets classified as held for                 -              54
sale
                                                                              ---------------------------
                                                                                  73,805          75,352
                                                                              ---------------------------
Non-current liabilities
Other payables                                                                     1,176           1,430
Derivative financial instruments                                                   3,685           4,203
Accruals and deferred income                                                         988             961
Finance debt                                                                      12,456          11,086
Deferred tax liabilities                                                          19,072          18,116
Provisions                                                                        13,211          11,712
Defined benefit pension plan and other
  post-retirement benefit plan deficits                                            9,724           9,276
                                                                              ---------------------------
                                                                                  60,312          56,784
                                                                              ---------------------------
Total liabilities                                                                134,117         132,136
                                                                              ---------------------------
Net assets                                                                        91,494          85,465
                                                                              ===========================
Equity
BP shareholders' equity                                                           90,541          84,624
Minority interest                                                                    953             841
                                                                              ---------------------------
                                                                                  91,494          85,465
                                                                              ===========================







                Group Statement of Recognized Income and Expense

                  -------------------------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                             Nine Months
    2006      2007      2007                                                             2007       2006
    =========================                                                          =================
          $ million                                                                       $ million
     531       621       788  Currency translation differences                          1,583       993
                              Exchange gain on translation of foreign operations
                                transferred to gain on sale of businesses and fixed
       -      (128)        -    assets                                                   (147)        -
     144         6        78  Available-for-sale investments marked to market             (25)      297
                              Available-for-sale investments - recycled to the
      (1)        -       (91)   income statement                                          (91)     (426)
     (15)       13       139  Cash flow hedges marked to market                           180       272
     (26)      (21)       (5) Cash flow hedges - recycled to the income statement         (86)       50
       5         -        (2) Cash flow hedges - recycled to the balance sheet             (9)        5
    (166)      105        90  Taxation                                                    118      (120)
    -------------------------                                                          -----------------
     472       596       997  Net income recognized directly in equity                  1,523     1,071
   6,294     7,441     4,478  Profit for the period                                    16,665    19,331
    -------------------------                                                          -----------------
                              Total recognized income and expense relating to
   6,766     8,037     5,475    the period                                             18,188    20,402
    =========================                                                          =================
                              Attributable to:
   6,703     7,967     5,372    BP shareholders                                        17,917    20,191
      63        70       103    Minority interest                                         271       211
    -------------------------                                                          -----------------
   6,766     8,037     5,475                                                           18,188    20,402
    =========================                                                          =================






                      Movement in BP Shareholders' Equity

                       ----------------------------------


                                                                                                   $ million

Movement in BP shareholders' equity
At 31 December 2006                                                                                   84,624
Profit for the period                                                                                 16,446
Distribution to shareholders                                                                          (6,050)
Currency translation differences (net of tax)                                                          1,501
Exchange gain on translation of foreign operations
  transferred to gain on sale (net of tax)                                                              (147)
Share-based payments (net of tax)                                                                        696
Repurchase of ordinary share capital                                                                  (6,493)
Available-for-sale investments (net of tax)                                                             (111)
Cash flow hedges (net of tax)                                                                            104
Other                                                                                                    (29)
                                                                                                   ----------
At 30 September 2007                                                                                  90,541
                                                                                                   ==========





                      Summarized Group Cash Flow Statement

                       ---------------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                             Nine Months
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              Operating activities
  10,908    10,724     6,636  Profit before taxation from continuing operations        24,546    30,340
                              Adjustments to reconcile profits before tax to net
                                cash provided by operating activities
     232        60       146  Exploration expenditure written off                         261       359
   2,194     2,535     2,505  Depreciation, depletion and amortization                  7,559     6,687
                              Impairment and (gain) loss on sale of businesses
  (1,889)     (854)      (99)   and fixed assets                                       (1,410)   (2,925)
  (1,966)   (1,083)   (1,104) Earnings from jointly controlled entities and            (2,683)   (3,586)
                              associates
                              Dividends received from jointly controlled entities
   2,407       813     1,060    and associates                                          2,102     3,686
  (6,756)   (6,109)   (2,788) Working capital and other movements                      (9,955)  (11,359)
    -------------------------                                                          -----------------
   5,130     6,086     6,356  Net cash provided by operating activities(a)             20,420    23,202
    -------------------------                                                          -----------------
                              Investing activities
  (3,945)   (4,334)   (4,336) Capital expenditure                                     (12,315)  (10,652)
    (102)     (111)      (27) Acquisitions, net of cash acquired                       (1,225)     (102)
       -       (12)     (122) Investment in jointly controlled entities                  (143)      (26)
    (159)      (65)      (37) Investment in associates                                   (146)     (467)
   2,662       836       211  Proceeds from disposal of fixed assets                    1,357     5,045
                              Proceeds from disposal of businesses, net of cash
     135     1,905         -    disposed                                                2,513       391
      33        33        45  Proceeds from loan repayments                               123       163
       -       374         -  Other                                                       374         -
    -------------------------                                                          -----------------
  (1,376)   (1,374)   (4,266) Net cash used in investing activities                    (9,462)   (5,648)
    -------------------------                                                          -----------------
                              Financing activities
  (3,430)   (1,918)   (1,441) Net repurchase of shares                                 (5,761)  (11,702)
     706     1,513       107  Proceeds from long-term financing                         2,978     1,616
    (996)      (93)     (369) Repayments of long-term financing                        (1,596)   (1,781)
     294    (1,499)    1,426  Net increase (decrease) in short-term debt                 (631)      525
  (1,943)   (1,983)   (2,066) Dividends paid -   BP shareholders                       (6,050)   (5,759)
     (57)      (71)      (24)                -   Minority interest                       (159)     (211)
    -------------------------                                                          -----------------
  (5,426)   (4,051)   (2,367) Net cash used in financing activities                   (11,219)  (17,312)
    -------------------------                                                          -----------------
                              Currency translation differences relating to cash
      19        26        44    and cash equivalents                                       81        (3)
    -------------------------                                                          -----------------
  (1,653)      687      (233) Increase (decrease) in cash and cash equivalents           (180)      239
   4,852     1,956     2,643  Cash and cash equivalents at beginning of period          2,590     2,960
    -------------------------                                                          -----------------
   3,199     2,643     2,410  Cash and cash equivalents at end of period                2,410     3,199
    =========================                                                          =================





(a)Net cash provided by operating activities is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Net cash provided by operating activities also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and product prices.





                      Summarized Group Cash Flow Statement

                       ----------------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                             Nine Months
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              Working capital and other movements
    (141)      (93)     (154) Interest receivable                                        (342)     (393)
     120       103       152  Interest received                                           340       411
     169       251       262  Finance costs                                               777       513
    (267)     (335)     (300) Interest paid                                              (968)     (928)
     (52)      (96)      (89) Other finance income                                       (278)     (146)
     134       107       129  Share-based payments                                        311       339
                              Net operating charge for pensions and other
     (36)      (31)      (61)   post-retirement benefits, less contributions             (179)     (133)
    (115)     (257)      362  Net charge for provisions, less payments                    (52)     (106)
   1,477      (683)     (803) (Increase) decrease in inventories                       (2,134)      134
                              (Increase) decrease in other current and non-current
  (1,616)     (621)      956    assets                                                  3,474       727
                              Increase (decrease) in other current and non-current
  (1,763)   (2,429)     (104)   liabilities                                            (4,533)   (1,735)
  (4,666)   (2,025)   (3,138) Income taxes paid                                        (6,371)  (10,042)
    -------------------------                                                          -----------------
  (6,756)   (6,109)   (2,788)                                                          (9,955)  (11,359)
    -------------------------                                                          -----------------





                      Capital Expenditure and Acquisitions

                         ------------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                             Nine Months
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
     220       195       276  UK                                                          692       646
      52       108       122  Rest of Europe                                              317       195
   1,160     1,453     1,133  US                                                        3,636     3,371
   2,505     1,874     1,710  Rest of World(a)                                          5,222     5,409
    -------------------------                                                          -----------------
   3,937     3,630     3,241                                                            9,867     9,621
    -------------------------                                                          -----------------
                              Refining and Marketing
      67        94       137  UK                                                          304       211
     149       266       379  Rest of Europe(b)                                         1,855       315
     289       380       466  US                                                        1,115       799
     117       118       155  Rest of World                                               353       333
    -------------------------                                                          -----------------
     622       858     1,137                                                            3,627     1,658
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
      17        12         6  UK                                                           25        24
       7         3         8  Rest of Europe(b)                                            18        19
     187       106        90  US                                                          232       239
       9        20        34  Rest of World                                                67        42
    -------------------------                                                          -----------------
     220       141       138                                                              342       324
    -------------------------                                                          -----------------
                              Other businesses and corporate
      13        21         22 UK                                                           78        71
       -         -         -  Rest of Europe                                                2         -
      32        46        34  US                                                          112       120
       -         -         -  Rest of World                                                 -         -
    -------------------------                                                          -----------------
      45        67        56                                                              192       191
    -------------------------                                                          -----------------
   4,824     4,696     4,572                                                           14,028    11,794
    =========================                                                          =================
                              By geographical area
     317       322       441  UK                                                        1,099       952
     208       377       509  Rest of Europe                                            2,192       529
   1,668     1,985     1,723  US                                                        5,095     4,529
   2,631     2,012     1,899  Rest of World                                             5,642     5,784
    -------------------------                                                          -----------------
   4,824     4,696     4,572                                                           14,028    11,794
    =========================                                                          =================
                              Included above:
     106       332         2      Acquisitions and asset exchanges(b)                   1,447       116
    =========================                                                          =================



(a)Third quarter 2006 included $1 billion for the purchase of shares in Rosneft.

(b)Nine months ended 30 September 2007 included $1,132 million for the acquisition of Chevron's Netherlands manufacturing company.




                              Exchange rates
    1.87      1.99      2.02  US dollar/sterling average rate for the period             1.99      1.82
    1.87      2.00      2.02  US dollar/sterling period-end rate                         2.02      1.87
    1.27      1.35      1.37  US dollar/euro average rate for the period                 1.34      1.24
    1.27      1.35      1.42  US dollar/euro period-end rate                             1.42      1.27
    -------------------------                                                          -----------------





                   Analysis of Profit Before Interest and Tax

                       ----------------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                             Nine Months
    2006      2007      2007                                                              2007     2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
   1,306     1,113       703  UK                                                        2,878     4,305
     264       183       221  Rest of Europe                                            1,124       960
   3,820     2,037     1,845  US                                                        5,545     8,379
   4,539     3,561     3,578  Rest of World                                             9,748    10,928
    -------------------------                                                          -----------------
   9,929     6,894     6,347                                                            19,295   24,572
    -------------------------                                                          -----------------
                              Refining and Marketing
      46     1,028       (10) UK                                                          954        57
     387     1,029       623  Rest of Europe                                            2,133     1,858
      65     1,631      (136) US                                                        1,784     2,419
     219       293       459  Rest of World                                             1,175     1,413
    -------------------------                                                          -----------------
     717     3,981       936                                                            6,046     5,747
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
     (46)      (38)      (85) UK                                                          (75)       70
     (15)       (7)      (37) Rest of Europe                                              (37)      (10)
     141       124       (26) US                                                          122       566
      72       156        77  Rest of World                                               360       227
    -------------------------                                                          -----------------
     152       235       (71)                                                             370       853
    -------------------------                                                          -----------------
                              Other businesses and corporate
    (327)      (25)      124  UK                                                           53      (548)
      11        (1)      (78) Rest of Europe                                              (58)      (35)
      81      (111)     (369) US                                                         (593)      (60)
      22       (25)     (139) Rest of World                                              (141)       23
    -------------------------                                                          -----------------
    (213)     (162)     (462)                                                            (739)     (620)
    -------------------------                                                          -----------------
  10,585    10,948     6,750                                                           24,972    30,552
     440       (69)       59  Consolidation adjustment                                     73       155
    -------------------------                                                          -----------------
  11,025    10,879     6,809  Total for continuing operations                          25,045    30,707
    -------------------------                                                          -----------------
                              Innovene operations
       -         -         -  UK                                                            -      (145)
       -         -         -  Rest of Europe                                                -       (61)
       -         -         -  US                                                            -         1
       -         -         -  Rest of World                                                 -        21
    -------------------------                                                          -----------------
       -         -         -  Total for Innovene operations                                 -      (184)
    -------------------------                                                          -----------------
  11,025    10,879     6,809  Total for period                                         25,045    30,523
    =========================                                                          =================
                              By geographical area
     989     2,080       731  UK                                                        3,809     3,909
     695     1,213       718  Rest of Europe                                            3,176     2,749
   4,491     3,622     1,364  US                                                        6,918    11,453
   4,850     3,964     3,996  Rest of World                                            11,142    12,596
    -------------------------                                                          -----------------
  11,025    10,879     6,809  Total for continuing operations                          25,045    30,707
    =========================                                                          =================





                      Analysis of Replacement Cost Profit

                            Before Interest and Tax

                         ------------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                             Nine Months
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
   1,306     1,113       703  UK                                                        2,878     4,305
     264       183       221  Rest of Europe                                            1,124       960
   3,827     2,038     1,843  US                                                        5,533     8,392
   4,538     3,559     3,576  Rest of World                                             9,744    10,927
    -------------------------                                                          -----------------
   9,935     6,893     6,343                                                           19,279    24,584
    -------------------------                                                          -----------------
                              Refining and Marketing
     138       963        22  UK                                                          975       161
     765       584       492  Rest of Europe                                            1,374     1,913
     388       964      (527) US                                                          559     1,774
     212       229       389  Rest of World                                             1,046     1,123
    -------------------------                                                          -----------------
   1,503     2,740       376                                                            3,954     4,971
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
     (46)      (38)      (85) UK                                                          (75)       70
     (17)       (8)      (37) Rest of Europe                                              (38)      (20)
     150       102       (23) US                                                          105       578
      65       134        88  Rest of World                                               347       278
    -------------------------                                                          -----------------
     152       190       (57)                                                             339       906
    -------------------------                                                          -----------------
                              Other businesses and corporate
    (327)      (25)      124  UK                                                           53      (548)
       9        (2)      (77) Rest of Europe                                              (58)      (40)
      35      (112)     (359) US                                                         (585)     (106)
      22       (25)     (139) Rest of World                                              (141)       23
    -------------------------                                                          -----------------
    (261)     (164)     (451)                                                            (731)     (671)
    -------------------------                                                          -----------------
  11,329     9,659     6,211                                                           22,841    29,790
     440       (69)       59  Consolidation adjustment                                     73       155
    -------------------------                                                          -----------------
  11,769     9,590     6,270  Total for continuing operations                          22,914    29,945
    -------------------------                                                          -----------------
                              Innovene operations
       -         -         -  UK                                                            -      (145)
       -         -         -  Rest of Europe                                                -       (61)
       -         -         -  US                                                            -         1
       -         -         -  Rest of World                                                 -        21
    -------------------------                                                          -----------------
       -         -         -  Total for Innovene operations                                 -      (184)
    -------------------------                                                          -----------------
  11,769     9,590     6,270  Total for period                                         22,914    29,761
    =========================                                                          =================
                              By geographical area
   1,081     2,015       763  UK                                                        3,830     4,013
   1,069       766       590  Rest of Europe                                            2,417     2,789
   4,784     2,933       983  US                                                        5,672    10,787
   4,835     3,876     3,934  Rest of World                                            10,995    12,356
    -------------------------                                                          -----------------
  11,769     9,590     6,270  Total for continuing operations                          22,914    29,945
    =========================                                                          =================





                        Analysis of Non-operating Items

                           --------------------------


   Third    Second     Third
 Quarter   Quarter   Quarter                                                             Nine Months
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
                              Impairment and gain (loss) on sale of businesses and
   1,962       100         1    fixed assets                                              704     2,301
     (17)        -       (12) Environmental and other provisions                          (12)      (17)
       -         -         -  Restructuring, integration and rationalization costs          -         -
     521       299        33  Fair value gain (loss) on embedded derivatives              477       275
       -         -         -  Other                                                         -         -
    -------------------------                                                          -----------------
   2,466       399        22                                                            1,169     2,559
    -------------------------                                                          -----------------
                              Refining and Marketing
                              Impairment and gain (loss) on sale of businesses and
       2       767       105    fixed assets                                              693       678
     (33)        -      (138) Environmental and other provisions                         (138)      (33)
       -         -         -  Restructuring, integration and rationalization costs          -         -
       -         -         -  Fair value gain (loss) on embedded derivatives                -         -
    (400)        -      (311) Other                                                      (361)     (976)
    -------------------------                                                          -----------------
    (431)      767      (344)                                                             194      (331)
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
                              Impairment and gain (loss) on sale of businesses and
     (65)      (13)        4    fixed assets                                               (7)      (66)
       -         -         -  Environmental and other provisions                            -         -
       -         -         -  Restructuring, integration and rationalization costs          -         -
     (20)      (23)      (12) Fair value gain (loss) on embedded derivatives              (28)       32
       -         -         -  Other                                                         -         -
    -------------------------                                                          -----------------
     (85)      (36)       (8)                                                             (35)      (34)
    -------------------------                                                          -----------------
                              Other businesses and corporate
                              Impairment and gain (loss) on sale of businesses and
     (10)        -       (11)   fixed assets                                               20        12
      96         -       (35) Environmental and other provisions                          (35)       96
       -         -         -  Restructuring, integration and rationalization costs          -         -
      (8)        7        (7) Fair value gain (loss) on embedded derivatives                3         5
       -         -      (152) Other                                                      (152)        -
    -------------------------                                                          -----------------
      78         7      (205)                                                            (164)      113
    -------------------------                                                          -----------------

   2,028     1,137      (535) Total before taxation for continuing operations           1,164     2,307
    (803)     (396)      189  Taxation credit (charge)(a)                                (406)     (902)
    -------------------------                                                          -----------------
   1,225       741      (346) Total after taxation for continuing operations              758     1,405
    -------------------------                                                          -----------------
                              Innovene operations
       -         -         -  Total before taxation for Innovene operations(b)              -      (184)
       -         -         -  Taxation credit (charge)                                      -        (7)
    -------------------------                                                          -----------------
       -         -         -  Total after taxation for Innovene operations                  -      (191)
    -------------------------                                                          -----------------
   1,225       741      (346) Total after taxation for period                             758     1,214
    =========================                                                          =================



(a)Tax on non-operating items is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.

(b)Includes the loss on remeasurement to fair value of $184 million in the nine months of 2006.





                         Realizations and Marker Prices

                           -------------------------


   Third    Second     Third
Quarter   Quarter   Quarter                                                              Nine months
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================

                              Average realizations(a)
                              Liquids ($/bbl)(b)
   63.57     63.82     72.99  UK                                                        62.88     63.39
   62.95     59.42     67.47  US                                                        59.30     58.92
   65.50     64.76     73.56  Rest of World                                             63.88     61.25
   64.15     62.58     71.12  BP Average                                                62.00     60.91
    =========================                                                          =================
                              Natural gas ($/mcf)
    5.55      4.84      4.89  UK                                                         5.84      6.55
    5.51      5.94      4.64  US                                                         5.44      5.96
    3.62      3.56      3.42  Rest of World                                              3.63      3.70
    4.49      4.45      3.93  BP Average                                                 4.42      4.83
    =========================                                                          =================

                              Average oil marker prices ($/bbl)
   69.60     68.76     74.74  Brent                                                     67.12     67.02
   70.44     64.89     75.24  West Texas Intermediate                                   66.15     68.09
   69.02     65.77     76.31  Alaska North Slope US West Coast                          66.06     66.28
   62.92     62.16     69.37  Mars                                                      61.67     60.76
   65.90     65.03     71.98  Urals (NWE- cif)                                          63.82     62.94
   39.83     39.56     41.95  Russian domestic oil                                      36.33     37.11
    =========================                                                          =================
                              Average natural gas marker prices
    6.58      7.55      6.16  Henry Hub gas price ($/mmbtu)(c)                           6.83      7.45
   33.72     20.24     30.58  UK Gas - National Balancing Point (p/therm)               24.45     46.28
    =========================                                                          =================



(a)Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(b)Crude oil and natural gas liquids.

(c)Henry Hub First of the Month Index.





                                     Notes
                                     -----

1.             Basis of preparation

                BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2007 which do not differ significantly from those used for the Annual Report and Accounts 2006.

2.             Sale of Olefins and Derivatives business

                The sale of Innovene, BP's olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005. The period to 30 September 2006 includes a loss on remeasurement to fair value of $184 million.



   Third    Second     Third
 Quarter   Quarter   Quarter                                                        Nine Months
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              Loss recognized on the remeasurement to
       -         -         -    fair value                                             -      (184)
                              Taxation
       -         -         -       Related to profit before tax                        -       166
       -         -         -       Related to remeasurement to fair value              -        (7)
    -------------------------                                                     -----------------
       -         -         -  Profit (loss) from Innovene operations                   -       (25)
    =========================                                                     =================
                              Earnings (loss) per share from Innovene
                                operations - cents
       -         -         -  Basic                                                    -     (0.13)
       -         -         -  Diluted                                                  -     (0.12)
    =========================                                                     =================



3.             Sales and other operating revenues


   Third    Second     Third
 Quarter   Quarter   Quarter                                                        Nine Months
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              By business
  12,932    12,747    12,796  Exploration and Production                          37,762    40,345
  61,169    63,960    63,761  Refining and Marketing                             180,840   179,079
   5,840     5,403     4,490  Gas, Power and Renewables                           15,506    18,484
     212       178       238  Other businesses and corporate                         622       670
    -------------------------                                                     -----------------
  80,153    82,288    81,285                                                     234,730   238,578
  11,613    10,416     9,951  Less:    sales between businesses                   30,217    34,618
    -------------------------                                                     -----------------
  68,540    71,872    71,334  Total third party sales                            204,513   203,960
    =========================                                                     =================

                              By geographical area
  27,809    27,713    25,017  UK                                                  76,785    81,842
  20,412    19,064    19,817  Rest of Europe                                      55,469    58,192
  27,447    26,825    26,409  US                                                  76,268    76,567
  17,337    18,273    18,374  Rest of World                                       53,491    54,779
    -------------------------                                                     -----------------
  93,005    91,875    89,617                                                     262,013   271,380
  24,465    20,003    18,283  Less:     sales between areas                       57,500    67,420
    -------------------------                                                     -----------------
  68,540    71,872    71,334                                                     204,513   203,960
    =========================                                                     =================





                                     Notes

                                     -----



4.             Profit before interest and taxation is after charging:


   Third    Second     Third
 Quarter   Quarter   Quarter                                                        Nine Months
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              Production and similar taxes
      96         -       (34) UK                                                      33       403
   1,106       827       955  Overseas                                             2,462     2,586
    -------------------------                                                     -----------------
   1,202       827       921                                                       2,495     2,989
    =========================                                                     =================





5.             Finance costs


   Third    Second     Third
 Quarter   Quarter   Quarter                                                        Nine Months
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
     328       345       348  Interest payable                                     1,040       906
    (159)      (94)      (86) Capitalized                                           (263)     (393)
    -------------------------                                                     -----------------
     169       251       262                                                         777       513
    =========================                                                     =================





6.             Other finance income


   Third    Second     Third
 Quarter   Quarter   Quarter                                                        Nine Months
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              Interest on pension and other post-retirement
     489       546       555    benefit plan liabilities                           1,639     1,444
                              Expected return on pension and other
    (610)     (708)     (719)   post-retirement benefit plan assets               (2,125)   (1,791)
    -------------------------                                                     -----------------
    (121)     (162)     (164) Interest net of expected return on plan assets        (486)     (347)
      63        66        75  Unwinding of discount on provisions                    208       178
                              Unwinding of discount on deferred consideration
       6         -         -    for acquisition of investment in TNK-BP                -        23
    -------------------------                                                     -----------------
     (52)      (96)      (89)                                                       (278)     (146)
    =========================                                                     =================





                                     Notes

                                     -----



7.             Analysis of changes in net debt


   Third    Second     Third
 Quarter   Quarter   Quarter                                                        Nine Months
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              Opening balance
  19,286    23,728    23,754  Finance debt                                        24,010    19,162
   4,852     1,956     2,643  Less: Cash and cash equivalents                      2,590     2,960
    -------------------------                                                     -----------------
  14,434    21,772    21,111  Opening net debt                                    21,420    16,202
    -------------------------                                                     -----------------
                              Closing balance
  19,973    23,754    25,245  Finance debt                                        25,245    19,973
   3,199     2,643     2,410  Less:    Cash and cash equivalents                   2,410     3,199
    -------------------------                                                     -----------------
  16,774    21,111    22,835  Closing net debt                                    22,835    16,774
    -------------------------                                                     -----------------
  (2,340)      661    (1,724) Decrease (increase) in net debt                     (1,415)     (572)
    =========================                                                     =================
                              Movement in cash and cash equivalents
  (1,672)      661      (277)   (excluding exchange adjustments)                    (261)      242
                              Net cash outflow (inflow) from financing
      (5)       79    (1,164)   (excluding share capital)                           (751)     (360)
    (515)      (51)     (261) Fair value hedge adjustment                           (342)     (373)
     (34)      (13)      (21) Other movements                                        (45)       24
    -------------------------                                                     -----------------
  (2,226)      676    (1,723) Movement in net debt before exchange effects        (1,399)     (467)
    (114)      (15)       (1) Exchange adjustments                                   (16)     (105)
    -------------------------                                                     -----------------
  (2,340)      661    (1,724) Decrease (increase) in net debt                     (1,415)     (572)
    =========================                                                     =================





                                     Notes

                                     -----



8.             TNK-BP Operational and Financial Information


   Third    Second     Third
 Quarter    Quarter  Quarter                                                        Nine Months
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
                              Production (Net of royalties) (BP share)
     867       837       830  Crude oil (mb/d)                                       833       890
     472       441       364  Natural gas (mmcf/d)                                   456       525
     948       913       892  Total hydrocarbons (mboe/d)(a)                         912       980
    =========================                                                     =================
          $ million                                                                  $ million
                              Income statement (BP share)
   2,321     1,016     1,094  Profit before interest and tax(b)                    2,465     4,257
     (52)      (64)      (67) Interest expense ...                                  (193)     (140)
    (651)     (188)     (289) Taxation                                              (579)   (1,349)
    (100)      (78)      (66) Minority interest                                     (173)     (187)
    -------------------------                                                     -----------------
   1,518       686       672  Net Income                                           1,520     2,581
    =========================                                                     =================
                              ... Excludes unwinding of discount on
       6         -         -    consideration                                          -        23
    =========================                                                     =================
                              Cash Flow
   2,000       500       800  Dividends received(c)                                1,300     2,771
    =========================                                                     =================




Balance Sheet                                                          30 September     31 December
                                                                               2007            2006
                                                                         ===========================
Investments in jointly controlled entities                                    8,066           8,353
                                                                         ===========================



(a)Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(b)Third quarter 2006 included a net gain of $892 million on the disposal of the Urdmurtneft assets.

(c)Nine months of 2006 included $771 million declared in fourth quarter 2005.


9.             Fourth quarter results

                BP's fourth quarter results will be announced on 5 February
2008.

10.          Statutory accounts

                The financial information shown in this publication is unaudited and does not constitute statutory financial statements. The 2006 BP Annual Report and Accounts have been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                    Contacts
                                    --------

                                London                          United States
Press Office                    Roddy Kennedy                   Ronnie Chappell
                                +44 (0)20 7496 4624             +1 281 366 5174
Investor Relations              Fergus MacLeod                  Rachael MacLean
                                +44 (0)20 7496 4717             +1 212 451 8072



http://www.bp.com/investors




                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 23 October 2007                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary